Mail Stop 3628
                                                                 July 29, 2020

    Mike McKeever
    President and Chief Executive Officer
    Carvana Receivables Depositor LLC
    1930 West Rio Salado Parkway
    Tempe, AZ 85281

            Re:    Carvana Receivables Depositor LLC
                   Registration Statement on Form SF-3
                   Filed July 2, 2020
                   File No. 333-239650

    Dear Mr. McKeever,

           We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Registration Statement on Form SF-3

    General

        1. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus and that finalized agreements will be filed and made part of the registration statement no later than the date of the final prospectus, including the organizational documents for the issuing entity and the unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and
           Instruction 1 to Item 601 of Regulation S-K.

        2. Please review capitalized terms throughout your registration statement to ensure that they
           are defined. For example, we note that    Noteholder    and
Principal Distribution
           Amount    have not been defined.
 Mike McKeever
Carvana Receivables Depositor LLC
July 29, 2020
Page 2

Form of Prospectus

Forward-Looking Statements, page ii

   3. Please revise the last sentence under this heading to note that you will update forward-
      looking statements as required by the federal securities laws.

Prospectus Summary

Transaction Overview, page 2

   4. In the definition of    Receivables,    please specify the types of motor
vehicle receivables
      that will constitute the pool assets.

The Receivables     Asset Representations Review, page 3

   5. We note your disclosure that the asset representations reviewer will conduct a review if
      the delinquency trigger is met and    a majority of the investors vote to
direct a review of
      certain Receivables.    This implies that a majority of all investors are
required to vote to
      direct the review. The voting procedures described on page 90 of the form of prospectus provide that a majority of votes cast is required to initiate the review once a 5% quorum is attained. Please revise your disclosure here to clarify the requisite number of votes required to initiate a review.

Revolving Period, page 4

   6. Please confirm that the Revolving Period will not extend for more than three years from the date of issuance. Refer to Item 1101(c)(3)(iii) of Regulation AB.

   7. Please discuss the percentage of the asset pool and any class or series of the asset-backed securities represented by the Revolving Period. Refer to Item 1103(a)(5)(iv) of
      Regulation AB. Please also summarize here the requirements for assets that may be added to the pool during the Revolving Period. Refer to Item 1103(a)(5)(vi) of
      Regulation AB.

Credit Enhancement, page 4

   8. Please revise here to include summary disclosure of all of the credit enhancement options
      contemplated by the section entitled    Credit Enhancement    beginning
on page 70 of your
      form of prospectus. Refer to Item 1103(a)(3)(ix) of Regulation AB.
 Mike McKeever
Carvana Receivables Depositor LLC
July 29, 2020
Page 3

Events of Default and Acceleration     [Interest Rate [Swaps][Caps], page 7

   9. We note that this disclosure regarding the use of interest rate swaps and/or caps appears to be out of place as it seems that these are intended as a credit enhancement option.
      Please advise or revise.

Risk Factors

   Carvana   s proprietary scoring system may not perform as expected   ,
page 13

   10. We note your risk factor regarding the performance of Carvana   s
proprietary scoring
       system. Please clarify how Carvana   s Verification Process, as
described on page 34 of
       your prospectus, fits into this perceived risk.

Use of Proceeds, page 64

   11. Please provide a statement as to whether the proceeds from the sale of the offered notes would be used to cover the selection and acquisition of the pool assets. Additionally, please clarify whether the debt payments discussed in the last sentence would be limited to the parties identified and be used only in relation to the specific transaction, or whether the proceeds could be used to service other general debt as well, including debt unrelated to the specific transaction. Refer to Item 1107(j) of Regulation AB.

Credit Enhancement

Cash Advances, Deposits or Letters of Credit, page 71

   12. Please provide further detail, to the extent known or knowable, about how the depositor plans to use these instruments as credit enhancements. As part of this discussion, please explain how each instrument would ensure the timely flow of payments and how they would ensure that pool assets would pay in accordance with their terms. Refer to Item
       1114(a) of Regulation AB.

Insurance Policy from a Monoline Financial Guarantor, page 71

   13. We note your disclosure that    [t]he monthly insurance premiums to be
paid to the
       monoline insurer, any unreimbursed draws made by the monoline insurer under the
       Policy and any other unpaid amounts owed to the monoline insurer under the insurance agreement will be paid from the monthly distributions of the Issuing
Entity.    Please
       explain how these payments affect the distribution date payments described beginning on page 74 and elsewhere in your form of prospectus, including whether the insurance premiums are only specifically withheld from the payments that would otherwise go to the Class A Noteholders who are receiving the policy coverage. Refer to
Item 1114 of
       Regulation AB.
 Mike McKeever
Carvana Receivables Depositor LLC
July 29, 2020
Page 4

The Transaction Agreements

Sale and Assignment of Receivables     Repurchases [or Substitution] of
Receivables, page 78

   14. We note your disclosure that    the Issuing Entity will repurchase or
will enforce the
       obligation of the Depositor under the Receivables Transfer Agreement to Repurchase.
       Please tell us under what scenario the issuing entity would repurchase a receivable.
       Additionally, please revise your disclosure to describe any repurchase obligations of the sponsor under the transaction agreements.

The Servicing Agreement and Servicing of the Receivables     Duties of the
Servicer, page 79

   15. Please clarify how Permitted Modifications may affect the cash flows from the assets or to the securities. Refer to Item 1111(e)(2) of Regulation AB.

Indenture     Events of Default, page 83

   16. We note your disclosure in the last paragraph of page 83 regarding various noteholder consents related to the occurrence of an event of default. Please revise your disclosure to clarify that notes held by Carvana or its affiliates are not included for the purposes of calculating such votes.

Indenture     Statements to Investors, page 84

   17. Please revise your list on page 85 of additional information to be made available to investors to include notices related to the termination and/or replacement of the servicer, pursuant to Section 5.2 of the form of servicing agreement filed as
Exhibit 99.1 to your
       registration statement.

Asset Representations Review Agreement     Delinquency Trigger, page 89

   18. Please remove the brackets from the definition of    Delinquent
Receivable    or explain to
       us the need for the optionality and which alternative methodologies are contemplated.

   19. In discussing comparative delinquency rates for Carvana   s prior
securitizations, please
       clarify whether the definition used to determine a delinquent receivable in the prior
       securitizations is the same as the definition of    Delinquent
Receivable    in your form of
       prospectus.
 Mike McKeever
Carvana Receivables Depositor LLC
July 29, 2020
Page 5

Exhibits

Exhibit 4.1     Form of Indenture

Section 6.2     Rights of Indenture Trustee, page 45

   20. Section 6.2(b) provides that    [b]efore the Indenture Trustee acts or
refrains from acting, it
       may require an Officer   s Certificate or an Opinion of Counsel (at the
cost of the party
       requesting the Indenture Trustee to act or refrain from acting). The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the
       Officer   s Certificate or Opinion of Counsel.    If a noteholder must
make a repurchase
       request through the indenture trustee, please revise the form of indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the
indenture trustee   s
       duties in connection with actions relating to asset representations reviews, repurchase requests or dispute resolution.

Section 7.5     Noteholder Communications, page 55

   21. Section 7.5 provides that    [t]he Indenture Trustee will not be
required to take action in
       response to requests, demands or directions of a Noteholder or a Verified Note Owner, other than requests, demands or directions relating to obligations of the Indenture Trustee in connection with an Asset Representations Review Notice explicitly set forth in
       Section 12.2, unless the Noteholder or Verified Note Owner has offered reasonable security or indemnity reasonably satisfactory to the Indenture Trustee . Please revise the form of indenture, and elsewhere as necessary, to indicate that such restriction will
       not apply to the indenture trustee   s duties in connection with actions
relating to
       repurchase requests or dispute resolution.

Section 12.2     Noteholder Demand for Asset Representations Review, page 79

   22. We note the requirement in Section 12.2(d) that    [i]f Noteholders
holding at least
       [50.01]% of the aggregate Outstanding Amount of the Notes participate in [a] vote [to commence an Asset Representations Review], and Noteholders representing a majority of the Outstanding Amount of such Notes vote for an Asset Representations Review, the
       Indenture Trustee will promptly send an Asset Representations Review Notice to the
       Asset Representations Reviewer   .    However, on page 90 of your form
of prospectus,
       you disclose that the quorum requirement for such vote is only 5% of the noteholders by outstanding principal amount of the notes. While a 5% quorum requirement is permissible, a 50.01% quorum requirement is not. Refer to General Instruction
       I.B.1(b)(C)(2) to Form SF-3. Please revise your form of indenture to conform to the disclosure in your form of prospectus.
 Mike McKeever
Carvana Receivables Depositor LLC
July 29, 2020
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Kalish at 202-551-7361 or me at 202-551-3262 with any other questions.

                                                           Sincerely,

                                                           /s/ Arthur C. Sandel

                                                           Arthur C. Sandel
                                                           Special Counsel
                                                           Office of Structured
Finance